Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

EPIQ SYSTEMS, INC.

(In Thousands, except for Ratio)

	Six Months
	Ended	Year Ended December 31,
	June 30, 2013	2012	2011	2010	2009	2008
Earnings
Net income	$6,779	$22,427	$12,080	$13,929	$14,595	$13,836
Income tax expense	3,167	12,979	8,827	12,641	12,266	10,507
Fixed charges	5,986	13,089	9,651	5,335	4,023	3,505
Earnings available for fixed charges	15,932	48,495	30,558	31,905	30,884	27,848

Fixed Charges
Interest expense *	3,686	8,767	5,204	1,537	1,160	1,331
Interest capitalized	(201)	(220)	—	—	—	—
Amortization of deferred loan charges	358	716	640	393	314	426
Estimated interest expense in leases	2,143	3,826	3,807	3,405	2,549	1,748
Total fixed charges	$5,986	$13,089	$9,651	$5,335	$4,023	$3,505

Ratio of Earnings to Fixed Charges	2.7	3.7	3.2	6.0	7.7	7.9

* Interest expense excludes interest related to uncertain tax positions which is included in income tax expense shown above.